UNITED SATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒  SEMIANNUAL REPORT PURSUANT TO REGULATION A

☐  SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2018

Property Income Trust LLC

(Exact Name of Registrant as Specified in its Charter)

Delaware	81-0782438
(State or other jurisdiction of incorporation)	(IRS Employer Identification Number)

2407 Columbia Pike, Suite 200 Arlington, VA 22204 (Full mailing address of principal executive offices)

(703) 920-2200 (Registrant’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operating Results

The Company was formed on December 8, 2015. As of the date of this report, the Company has not yet commenced conducting any material business other than in connection with its organization and the preparation of its offering of up to $50,000,000.00 of its Series A Investor Shares pursuant to its Offering Statement on Form 1-A dated March 13, 2018 (the “Offering Statement”), which was qualified by the U.S. Securities and Exchange Commission on March 28, 2018.

Deferred offerings costs of $85,763 are capitalized to the balance sheet as of June 30, 2018 (unaudited). The deferred offering costs will be charged to members’ equity upon the completion of the offering or to expense if the offering is not completed. As of June 30, 2018, a total of $89,567 (unaudited) remained due by the Company to the Company’s Sponsor (Mascia Development LLC, a New York Limited Liability Company) on account of Company expenses paid by the Sponsor on the Company’s behalf.

We are not aware of any unusual events or transactions, or any new developments, that are expected to materially affect the operations of the Company, except that the Company continues to improve its business practices.

Liquidity and Capital Resources

The Company is seeking to raise up to $50,000,000 of capital in this Offering by selling Series A Investor Shares to Investors.

To provide more “liquidity” – meaning cash – we intend to borrow money from banks or other lenders, secured by the assets owned by the Company. Typically, we are able to borrow approximately 65% - 75% of the purchase price of our assets.

The Company does not currently have any capital commitments. We expect to deploy most of the capital we raise in the Offering in buying real estate, as described in the “USE OF PROCEEDS” section of the Offering Circular included as part of the Offering Statement. Should we need more capital for any reason, we could either sell more Series A Investor Shares or sell other classes of securities. In selling Series A Investor Shares or other securities, we might be constrained by the securities laws. For example, we are not allowed to sell more than $50,000,000 of securities using Regulation A during any period of 12 months.

Trend Information

We are closely monitoring the impact of rising interest rates on the returns of our future acquisitions. To date, we have not noticed a material expansion in cap rates despite an increase in rates. If this continues it could have a negative impact on the company. To mitigate this we believe firmly in locking in long term debt, generally with a fixed period of ten years. In recent history, investing in retail projects has largely been viewed as one of the more risky asset classes in commercial real estate. However, we have found that strip centers in better markets have been largely insulated from this trend versus big box centers and enclosed malls. While we believe that this will allow us to purchase strong retail properties at elevated cap rates, it is possible that this trend could expand and hurt smaller properties. We firmly believe that well located properties in strong markets will continue to thrive in the long term, despite the negative sentiment surrounding retail.

Item 2. Other Information

None.

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Item 3. Financial Statements

Property Income Trust LLC

A Delaware Limited Liability Company

Financial Statements

(Unaudited)

For the six-month period ending June 30, 2018

and June 30, 2017

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PROPERTY INCOME TRUST LLC

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PROPERTY INCOME TRUST LLC

BALANCE SHEETS (UNAUDITED)

As of June 30, 2018 and December 31, 2017

	June 30, 2018	December 31, 2017
ASSETS
Current Assets:
Cash and cash equivalents	$1,238	$25
Deferred offering costs	85,763	82,784
Total Current Assets	87,001	82,809

TOTAL ASSETS	$87,001	$82,809

LIABILITIES AND MEMBER’S EQUITY (DEFICIT)
Liabilities:
Current Liabilities:
Accounts payable	$9,220	$6,361
Due to related party	89,567	81,581
Total Liabilities	98,787	87,943

Member’s Equity (Deficit): 5,000,0000 Management Shares authorized, issued and outstanding.	(11,786)	(5,134)

TOTAL LIABILITIES AND MEMBER’S EQUITY (DEFICIT)	$87,001	$82,809

The accompanying notes are an integral part of these financial statements.

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PROPERTY INCOME TRUST LLC

STATEMENTS OF OPERATIONS (UNAUDITED)

For the six-month periods ended June 30, 2018 and 2017.

	2018	2017

Operating Expenses:
General & administrative	$(6,652)	$(4,612)
Total Operating Expenses	(6,652)	(4,612)

Net Loss	$(6,652)	$(4,612)

Weighted-average shares outstanding
-Basic and Diluted	5,000,000	5,000,000
Net loss per share
-Basic and Diluted	$-	$-

The accompanying notes are an integral part of these financial statements. In the opinion of management all adjustments necessary in order to make the interim financial statements not misleading have been included.

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PROPERTY INCOME TRUST LLC

STATEMENTS OF CHANGES IN MEMBER’S EQUITY (DEFICIT) (UNAUDITED)

For the six-month periods ended June 30, 2018 and 2017.

	Management Shares			Total Member’s
	Number of Shares*	Amount	Accumulated Deficit	Equity (Deficit)
Balance at January 1, 2017	5,000,000	$-	$(3,014)	$(3,014)

Net Loss January 1, 2017 through June 30, 2017			(4,612)	(4,612)
Balance at June 30, 2017	5,000,000	-	$(7,626)	$(7,626)

Balance at January 1, 2018	5,000,000		$(5,134)	$(5,134)
Net Loss January 1, 2018 through June 30, 2018.	-	-	(6,652)	(6,652)
Balance at June 30, 2018	5,000,000	-	$(11,786)	$(14,278)

*	On December 28, 2016, 5,000,0000 Management Shares authorized, issued and outstanding as of June 30, 2018 and December 31, 2017.

The accompanying notes are an integral part of these financial statements.

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PROPERTY INCOME TRUST LLC

STATEMENTS OF CASH FLOWS (UNAUDITED)

For the six-month periods ended June 30, 2018 and 2017.

	2018	2017
Cash Flows From Operating Activities
Net Loss	$(6,652)	$(4,612)
Adjustments to reconcile net loss to net cash used in operating activities:
Changes in operating assets and liabilities:
(Increase)/Decrease in deferred offering costs	(2,979)	(26,153)
Increase/(Decrease) in accounts payable	2,859	30,087
Increase/(Decrease) in due to related party	7,985	678
Net Cash Used in Operating Activities	1,213	(0)

Net Change In Cash	1,213	(0)

Cash at Beginning of Period	25	-
Cash at End of Period	$1,238	$(0)

The accompanying notes are an integral part of these financial statements.

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PROPERTY INCOME TRUST LLC

Notes to Financial Statements

NOTE 1: NATURE OF OPERATIONS

Property Income Trust LLC (the “Company”), is a limited liability company organized December 8, 2015 under the laws of Delaware. The Company was organized to invest in income generating real estate within the retail, medical office, industrial, and multi-family segments.

As of June 30, 2018, the Company has not commenced planned principal operations nor generated revenue. The Company’s activities since inception have consisted of formation activities and preparations for capital raising. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company’s planned operations or failing to profitably operate the business.

NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  The Company has not yet commenced planned principal operations and has not generated revenues or profits since inception. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). In the opinion of management, the accompanying financial statements include all adjustments necessary in order to make the interim financial statements not misleading.

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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PROPERTY INCOME TRUST LLC

Notes to Financial Statements

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. No revenue has been earned or recognized as of December 31, 2016.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (SAB) Topic 5A - “Expenses of Offering”. Deferred offering costs consist principally of legal fees incurred in connection with an offering the Company intends to commence during 2016 under Regulation A. Prior to the completion of the offering, these costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be charged to member’s equity upon the completion of the offering or to expense if the offering is not completed. Deferred offerings costs of $$85,763 are capitalized to the balance sheet as of June 30, 2018.

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PROPERTY INCOME TRUST LLC

Notes to Financial Statements

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in an enterprise’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception.  The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 4: MEMBER’S EQUITY

As discussed in Note 1 the Company was organized on December 8, 2015 and formalized its capitalization in accordance with the Company’s operating agreement dated December 28, 2016 where-in there were a total of 5,000,000 (five million) Management Shares authorized, issued and outstanding as of June 30, 2018, all of which are owned by PIT Manager, LLC, a related party and its managing member.

In addition, in accordance with an authorizing resolution of the Company dated December 28, 2016 there were a total of 4,000,000 (four million) Series A Investor Shares authorized, of which none were issued or outstanding as of June 30, 2018.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

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PROPERTY INCOME TRUST LLC

Notes to Financial Statements

NOTE 5: RELATED PARTY TRANSACTIONS

The Company has engaged a related party, PIT Manager, LLC, to manage the Company.

Expenses from inception through June 30, 2018 were paid by the related party on the Company’s behalf. Amounts due to related parties are due to officers of the company and other entities controlled by the Company’s and as of June 30, 2018 and December 31, 2017 were $85,763 and $82,784, respectively.

NOTE 6: RECENT ACCOUNTING PRONOUNCEMENTS

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 7: SUBSEQUENT EVENTS

Management has evaluated subsequent events through September 25, 2018, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Property Income Trust LLC

Date: September 28, 2018	By:	/s/ Mark A. Mascia
Mark A. Mascia,
Manager of PIT Manager LLC

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